Exhibit 99.1
RESTATED AND AMENDED LICENSE AGREEMENT
     THIS RESTATED AND AMENDED AGREEMENT, effective as of May 11, 2001, (“AMENDEMENT EFFECTIVE DATE”) between THE GENEERAL HOSPITAL CORPORATION, a not-for-profit corporation doing business as Massachusetts General Hospital, having a place of business at Fruit Street, Boston, Massachusetts 02114 (“GENERAL”) and Waratah Pharmaceuticals Inc., a corporation having its offices at 1000 Chemin du Golf, Verdun, Quebec H3E 1H4, Canada (“COMPANY”), as the successor-in-interest of Research Triangle Pharmaceuticals Inc., a corporation having offices at 4364 So. Alston Avenue, Durham, North Carolina 27713 (“RTP”) by virtue of an assignment dated May 23, 2000, and amends and restates that certain License Agreement between GENERAL and RTP effective September 13, 1996 (the “EFFECTIVE DATE”).
     WHEREAS, under research programs funded by the GENERAL, PeptiMed, Inc. (“PEPTIMED”) and the U.S. Government, the GENERAL through research conducted by Drs. Stephen Brand and Ronald Nardi has developed an invention pertaining to a method for treating juvenile diabetes;
     WHEREAS, GENERAL and PEPTIMED filed a U.S. Patent Application covering said invention and all Dr. Brand’s rights, title and interest in said application have been assigned to GENERAL, and all Dr. Nardi’s rights, title and interest in said application were assigned to PEPTIMED;
     WHEREAS, RTP acquired PEPTIMED’s title to said patent application, so that RTP owned a one-half undivided interest in said patent application, and in an assignment dated May 23, 2000, RTP assigned its entire right, title and interest in said patent application to COMPANY;
     WHEREAS, GENERAL represents to the best of its knowledge and belief that it is the owner of the other one-half undivided interest in said patent application and has the right and ability to grant the license hereinafter described;
     WHEREAS, as a center for research and education, GENERAL is interested in licensing PATENT RIGHTS and thus benefiting the public and the GENERAL by facilitating the dissemination of the results of its research in the form of useful products, but is without capacity to commercially develop, manufacture, and distribute any such product; and
     WHEREAS, COMPANY having such capacity, desires to commercially develop, manufacture, use and distribute such products throughout the world;
     NOW, THEREFORE, in consideration of the premises and of the faithful performance of the covenants herein contained, the parties hereto agree as follows:

1. DEFINITIONS
     1.1 The term “ACCOUNTING PERIOD” shall mean each six month period ending June 30 and December 31.
     1.2 The term “AFFILIATE” shall mean any corporation or other legal entity other than COMPANY in whatever country organized, controlling, controlled by or under common control with COMPANY. The term “control” means possession, direct or indirect, of the powers to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise. The term “AFFILIATE” with respect to GENERAL shall mean any company controlling, controlled by, or under common control, directly or indirectly, with GENERAL.
     1.3 The term “FIRST COMMERCIAL SALE” shall mean in each country the first sale of any PRODUCT by COMPANY, its AFFILIATES or SUBLICENSEES, (a) following approval when such approval is necessary, of the marketing of such product by the appropriate governmental agency for the country in which the sale is to be made, or (b) when such government approval is not required in a country, the first sale of such product in that country.
     1.4 The term “LICENSE FIELD” shall mean the diagnosis, prevention and treatment of human and animal diseases.
     1.5 The term “NET SALES PRICE” shall mean the GROSS SALES PRICE as defined in (b) below received by COMPANY or any of its AFFILIATES or SUBLICENSEES (“SELLERS”) for the sale or distribution of any PRODUCT, less (to the extent appropriately documented) the following amounts actually paid out by COMPANY, its AFFILIATE or SUBLICENSEE or credited against the amounts received by them from the sale or distribution of PRODUCT:
(a)	(i) credits and allowances for price adjustment, rejection, or return of PRODUCTS previously sold;

(ii) rebates and cash discounts to purchasers allowed and taken;

(iii) amounts for transportation, insurance, handling or shipping charges to purchasers;

(iv) taxes, duties and other governmental charges levied on or measured by the sale of PRODUCTS, whether absorbed by COMPANY or paid by the purchaser so long as COMPANY’s price is reduced thereby, but not franchise or income taxes of any kind whatsoever;

(v) for any sale in which the United States government on the basis of its royalty-free license pursuant to 35 USC Sec. 202(c)(4) to any PATENT RIGHT requires that the GROSS SALES PRICE of any PRODUCT subject to such PATENT RIGHT, be reduced by the amount of such royalty owed GENERAL pursuant to paragraph 3.1, the amount of such royalty.
     (b) For any bone fide sale to a bona fide customer by COMPANY or any of its AFFLIATES, or SUBLICENSEES, the GROSS SALES PRICE shall be the gross billing price of the PRODUCT.
     (c) If COMPANY or any of its AFFILIATES or SUBLICENSEES sell any PRODUCT in a bona fide sale as a component of a combination of active functional elements, the GROSS SALES PRICE of the PRODUCT shall be determined by multiplying the GROSS SALES PRICE of the combination by the fraction A over A + B, in which “A” is the GROSS SALES PRICE of the PRODUCT portion of the combination when sold separately during the ACCOUNTING PERIOD in the country in which the sale was made, and “B” is the GROSS SALES PRICE of the other active elements of the combination sold separately during said ACOUNTING PERIOD in said country. In the event that no separate sale of either such PRODUCT or active elements of the combination is made during said ACCOUNTING PERIOD in said country, the GROSS SALES PRICE of the PRODUCT shall be determined by multiplying the GROSS SALES PRICE of such combination by the fraction C over C + D, in which “C” is the standard fully-absorbed cost of the PRODUCT portion of such combination, and “D” is the sum of the standard fully-absorbed costs of the other active elements component(s), such costs being arrived at using the standard accounting procedures of COMPANY which will be in accord with generally accepted accounting practices.
     (d) If a SELLER commercially uses or disposes of any PRODUCT by itself (as opposed to a use or disposition of the PRODUCT as a component of a combination of active functional elements) other than in a bona fide sale to a bona fide customer, the GROSS SALES PRICE hereunder shall be the price which would be then payable in an arm’s length transaction. If a SELLER commercially uses or disposes of any PRODUCT as a component of a combination of active functional elements other than in a bona fide sale to a bona fide customer, the GROSS SALES PRICE of the PRODUCT shall be determined in accordance with paragraph © above, using as the GROSS SALES PRICE of the combination that price which would be then payable in an arm’s length transaction. Notwithstanding the foregoing, a royalty shall not be due for reasonable quantities of PRODUCT which are used by SELLER or disposed of by SELLER for medical research or clinical trials solely for the purpose of obtaining regulatory approval for PRODUCT.
     (e) Transfer of a PRODUCT within COMPANY or between COMPANY and an AFFILIATE for sale by the transferee shall not be considered a sale, commercial use or disposition for the purpose of the foregoing paragraphs; in the case of such transfer the GROSS SALES PRICE shall be based on sale of the PRODUCT by the transferee.

     1.6 The term “PATENT RIGHT” shall mean U.S. Patent Application Serial Number 07/922,255, filed December 14, 1992 by Drs. Brand and Nardi entitled “Treatment for Juvenile Diabetes”, and the PCT application serial number US93/12055, filed January 24, 1994 entitled “Treatment for Juvenile Diabetes”, or the equivalent of such applications, including any division, continuation or any foreign patent application or Letters Patent or the equivalent thereof issuing thereon or reissue, reexamination or extension thereof. PATENT RIGHTS shall also include those claims in any continuation-in-part of the aforementioned patent application which claim an invention described or claimed in said patent application.
     1.7 The term “PRODUCT” shall mean any article, device, composition, method or service, the manufacture, use, or sale of which absent the licenses granted herein, would infringe a VALID CLAIM of any PATENT RIGHT.
     1.8 The term “SUBLICENSEE” shall mean any non-AFFILIATE third party licensed by COMPANY or by an AFFILIATE to make, have made, use or sell any PRODUCT.
     1.9 The term “VALID CLAIM’ shall mean any claim of any PATENT RIGHT that has not been (i) finally rejected or (ii) declared invalid by a patent office or court of competent jurisdiction in any unappealed and unappealable decision.
     1.10 The term “MAJOR MARKET” shall mean any of the UNITED States, Japan, or the European Union.
     1.11 The term “POST-IPO FINANCING” shall mean moneys obtained by COMPANY from third parties after the AMENDMENT EFFECTIVE DATE for the purchase of the COMPANY’s common stock through public or private offerings.
2. LICENSE
     2.1 GENERAL hereby grants COMPANY, to the extent not prohibited by the United States Government:
     (a) an exclusive, worldwide, royalty-bearing license in the LICENSE FIELD under GENERAL’s rights in PATENT RIGHTS to make, have made, use and sell PRODUCTS.
     (b) to the extent an exclusive license is not available to COMPANY in a country, a non-exclusive, royalty-bearing license in the LICENSE FIELD under PATENT RIGHTS to make, have made, use and sell PRODUCTS.
     (c) the right to sublicense PATENT RIGHTS.
     GENERAL represents that, to the best of its knowledge as of the AMENDMENT EFFECTIVE DATE, it is not aware of any basis for the United States government to prohibit the granting of the above licenses or of any basis for the government of any country taking any action that would make an exclusive license not available to COMPANY in such country.
     All licenses pursuant to this paragraph 2.1 are subject to the rights, conditions and limitations imposed by U.S. law with respect to inventions made in the performance of federally funded research.
     The above licenses to sell PRODUCTS include the right to grant to the purchaser of products from COMPANY, its AFFILIATES, and SUBLICENSEES the right to use such purchased PRODUCTS in a method coming within the scope of PATENT RIGHT.
     2.2 The granting of any license hereunder is subject to GENERAL’s and GENERAL’s AFFILIATES’ right to make and to use the subject matter described and claimed in PATENT RIGHT for research and clinical purposes but for no other purpose.
     2.3 GENERAL shall have the right to license any PATENT RIGHT to any other party for the purpose of manufacturing, using or selling of any PRODUCT outside of the LICENSE FIELD.
     2.4 It is understood that nothing herein shall be construed to grant COMPANY a license express or implied under any patent owned solely or jointly by GENERAL other than the PATENT RIGHTS expressly licensed hereunder.
3. DUE DILIGENCE OBLIGATIONS
     3.1 COMPANY shall itself, or through its AFFILIATES or SUBLICENSEES, use its best efforts to develop and make commercially available PRODUCTS for commercial sales and distribution throughout the world in the LICENSE FIELD. Best efforts shall mean achieving the following objectives within the time period designated below:
     (a) within twelve (12) months of the EFFECTIVE DATE, complete a study in an animal model of juvenile diabetes which demonstrates the feasibility of the invention, it being acknowledged that this objective has been achieved within the designated time period;
     (b) on or before December 31, 2002, file an Investigational New Drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”), or the equivalent application in another MAJOR MARKET, for clinical evaluation of a PRODUCT;
     (c) within twenty-four (24) months of receiving approval (actually or effectively) for such IND or equivalent, complete Phase I clinical evaluations of a PRODUCT in a MAJOR MARKET;

     (d) within forty-eight (48) months of achieving the objective in subparagraph (c) above, file a New Drug Application (“NDA”) with the U.S. FDA, or the equivalent application in another MAJOR MARKET, for commercial marketing and sales of a PRODUCT;
     (e) within twelve (12) months of receiving approval (actually or effectively) for such NDA or equivalent, introduce a PRODUCT for commercial sales in a MAJOR MARKET;
     (f) within twenty-four (24) months of achieving the objective in subparagraph (e) above, make available a PRODUCT for worldwide commercial sales;
     provided, however, that GENERAL shall not unreasonably withhold its consent to any revision in such time periods whenever requested in writing by COMPANY and supported by evidence of technical difficulties or delays in clinical studies or regulatory processes that the parties could not have reasonably avoided. Failure to achieve one or more of the above objectives within the above stated time periods or within any extension granted by GENERAL shall result in GENERAL having the right to cancel upon thirty (30) days notice any exclusive license granted hereunder or convert any exclusive license to a non-exclusive license. Notwithstanding the foregoing, if COMPANY has successfully met the objectives in subparagraphs (a) through (e), the failure to make available a PRODUCT in any country pursuant to the objective in subparagraph (f) shall result in GENERAL having the right to convert COMPANY’s license hereunder only in such country.
     3.2 COMPANY shall be entitled to obtain a total of no greater than three (3) automatic extensions of the time periods specified in subparagraphs (b) through (f), by providing written notice to GENERAL and payment to GENERAL of the amounts specified below prior to the expiration of such time period, in accordance with the following schedule.
     (a) If COMPANY has not yet obtained any automatic extensions of any time period in paragraph 3.1 pursuant to this paragraph 3.2, it may obtain a twelve (12) month extension (i) of any of the time periods in subparagraphs (b), (c), or (d) upon notice to GENERAL and payment to GENERAL of fifty thousand dollars (U.S. $50,000) prior to the expiration of such time period; (ii) of any of the time periods in subparagraphs (e) or (f) upon notice to GENERAL and payment to GENERAL of one hundred thousand U.S. dollars (U.S. $100,000) prior to the expiration of such time period.
     (b) If COMPANY has already obtained one (1) automatic extension of any time period in paragraph 3.1 pursuant to this paragraph 3.2, it may obtain a further twelve (12) month extension (i) of any of the time periods in subparagraphs (b), (c), or (d) upon notice to GENERAL and payment to GENERAL of one hundred thousand U.S. dollars (U.S. $100,000) prior to the expiration of such time period; or (ii) of any of the time periods in subparagraphs (e) or (f) upon notice to GENERAL and payment to GENERAL of two hundred thousand U.S. dollars (U.S. $200,000) prior to the expiration of such time period.
     (c) If COMPANY has already obtained two (2) automatic extensions of time periods in paragraph 3.1 pursuant to this paragraph 3.2, it may obtain a further twelve (12) month extension (i) of any of the time periods in subparagraphs (b), (c), or (d) upon notice to GENERAL and payment to GENERAL of two hundred fifty thousand U.S. dollars (U.S. $250,000) prior to the expiration of such time period; or (ii) of any of the time periods in subparagraphs (e) or (f) upon notice to GENERAL and payment to GENERAL of five hundred thousand U.S. dollars (U.S.. $500,000) prior to the expiration of such time period; provided however, that if COMPANY provides notice of its intent to use this paragraph 3.2(c) to obtain a third automatic extension for any single time period for which two previous automatic extensions have been obtained, the applicable payment due to GENERAL under either clause (i) or (ii) hereinabove shall be doubled.
     3.3 (a) At intervals no longer than every twelve (12) months, COMPANY shall report in writing to GENERAL on progress made toward the foregoing objectives. The submission of said reports may be arranged to coincide with COMPANY’s reporting obligations to applicable government authorities under U.S. or Canadian securities laws, provided such reports are made to GENERAL at intervals no longer than every twelve months.
     (b) Within thirty (30) days of receiving any POST-IPO FINANCING, COMPANY shall provide GENERAL with written notice of the amount of such POST-IPO FINANCING received, and the date on which it was received.
4. FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHT
     4.1 COMPANY shall be responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in PATENT RIGHTS. COMPANY shall bear all reasonable costs (“Costs”) for the preparation, filing, prosecution and maintenance of all PATENT RIGHTS. COMPANY shall have no obligation to pursue foreign filings if COMPANY determines that the legal right to pursue such applications has been lost, provided that COMPANY notifies GENERAL of said determination and provides GENERAL the opportunity to pursue such filings at its own expense, in accordance with paragraph 4.2 herein.
     4.2 With respect to any PATENT RIGHT, COMPANY or its attorneys shall provide to GENERAL each document or a draft thereof pertaining to the filing, prosecution, or maintenance of such PATENT RIGHT, including but not limited to each patent application, office action, response to office action, request for terminal disclaimer, and request for reissue or reexamination of any patent issuing from such application as follows. Documents received from any patent office or counsel’s analysis thereof shall be provided promptly after receipt. For a document to be filed in any patent office, a draft of such document shall be provided sufficiently prior to its filing, to allow for review and comment by the other party. If COMPANY shall elect not to pay or continue to pay the Costs for any PATENT RIGHT, COMPANY shall so notify GENERAL no later than thirty (30) days before any deadline in a patent office relating to said PATENT RIGHT and COMPANY shall thereafter be relieved of the obligation to pay any additional Costs regarding such PATENT RIGHT incurred after the receipt of such notice by GENERAL. Such U.S. or foreign patent application or patent shall thereupon cease to be a PATENT RIGHT hereunder and GENERAL shall be free to license its rights to that particular U.S. patent application or patent to any other party on any terms. In the event COMPANY decides to discontinue the prosecution and/or maintenance of any patent application or patent included in PATENT RIGHTS, then GENERAL shall have the right to assume such prosecution or maintenance at its own expense using counsel of its choice.
5. ROYALTIES
     5.1 (a) Beginning with the FIRST COMMERCIAL SALE in any country, on all sales of PRODUCTS anywhere in the world by COMPANY, its AFFILIATES or SUBLICENSEES, COMPANY shall pay GENERAL royalties in accordance with the following schedule, such undertaking and schedule having been agreed to for the purpose of reflecting and advancing the mutual convenience of the parties. For each PRODUCT sold by COMPANY or its AFFILIATES and SUBLICENSEES;
(i) one and one half percent (1.5%) of the NET SALES PRICE so long as the PRODUCT, its manufacture, use or sale is covered by a VALID CLAIM of any PATENT RIGHT licensed exclusively to COMPANY;

(ii) one-tenth percent (0.1%) of the NET SALES PRICE whenever the PRODUCT, its manufacture, use or sale is covered by a VALID CLAIM of any PATENT RIGHT licensed non-exclusively to COMPANY in the country in question.
     (b) The royalty rates recited in subparagraphs 5(a)(i) and 5(a)(ii) above shall each be reduced by fifty percent (50%) if COMPANY provides written notice to GENERAL and payment to GENERAL of the amounts specified below, within the time periods specified in the following schedule.
(i) At any time following the first successful completion by COMPANY, an AFFILIATE or SUBLICENSEE of a Phase I human clinical trial of a PRODUCT, but prior to the first successful completion by COMPANY, an AFFILIATE or SUBLICENSEE of a Phase II human clinical trial of a PRODUCT, by payment to GENERAL of two hundred fifty thousand U.S. dollars (U.S. $250,000)

(ii) At any time following the first successful completion by COMPANY, an AFFILIATE or SUBLICENSEE of a Phase II human clinical trial of a PRODUCT, but prior to the first successful completion by COMPANY, an AFFILIATE or SUBLICENSEE of a Phase III human clinical trial of a PRODUCT, by payment to GENERAL of five hundred thousand U.S. dollars (U.S. $500,000);
(i) At any time following the first successful completion by COMPANY, an AFFILIATE or SUBLICENSEE of a Phase III human clinical trial of a PRODUCT, but prior to the first filing by COMPANY, an AFFILIATE or SUBLICENSEE of an NDA or the equivalent for a PRODUCT, by payment to GENERAL of one and one quarter million U.S. dollars (U.S. $1,250,000);
it being understood that, for the purposes of this paragraph, “successful completion” shall mean the completion of a human clinical trial in which the data therefrom provides statistically significant proof that the goal of said trial had been successfully achieved.
     5.2 (a) In the event that more than one royalty rate under paragraph 5.1 is applicable to a PRODUCT, the highest of the applicable royalties shall apply.
     (b) Only one royalty under paragraph 5.1 shall be due and payable to GENERAL by COMPANY for any PRODUCT regardless of the number of PATENT RIGHTS covering such PRODUCT.
     5.3 If any license granted pursuant to Article 2 shall be or become non-exclusive and GENERAL shall license any PATENT RIGHT to another licensee for the purpose of making, using or selling PRODUCTS in the LICENSE FIELD and accept a royalty or royalties more favorable to such licensee than herein provided for COMPANY, GENERAL shall give written notice thereof to COMPANY and as of the EFFECTIVE DATE of such more favorable royalty or royalties, COMPANY’s obligation hereunder to pay royalty or royalties to GENERAL shall be revised to the more favorable rate.
     5.4 In addition to the royalties provided for above, COMPANY shall pay GENERAL the percentage specified in the schedule below of any and all non-royalty income, including without limitation license fees and milestone payments, received from its AFFILIATES and SUBLICENSEES in consideration for the sublicensing of any right or license granted to COMPANY hereunder (“Non-Royalty Income”). This section shall not apply to any recovery against the law firm Carella, Byrne, et al. or their representatives and assigns, for loss of rights associated with failure to make timely filing of international applications, arising from any legal action, the costs of which GENERAL has declined to support.
     (a) For any and all Non-Royalty Income received by COMPANY from the EFFECTIVE DATE until the date on which COMPANY has first received a cumulative total of twenty million U.S. dollars ($20,000,000) in POST-IPO FINANCING, COMPANY shall pay GENERAL ten percent (10%) of such Non-Royalty Income;
     (b) For any and all Non-Royalty Income received by COMPANY from the date sixty (60) days after the date on which COMPANY has first received a cumulative total of twenty million U.S. dollars ($20,000,000) in POST-IPO FINANCING until the date on which COMPANY has first raised a cumulative total of fifty million U.S. dollars ($50,000,000) in POST-IPO FINANCING, COMPANY shall pay GENERAL seven and one-half percent (7.5%) of such Non-Royalty Income;
     (c) For any and all Non-Royalty Income received by COMPANY after the date on which COMPANY has first received a cumulative total of fifty million U.S. dollars ($50,000,000) in POST-IPO FINANCING, COMPANY shall pay GENERAL five percent (5.0%) of such Non-Royalty Income.
     (d) In the event that COMPANY enters into a single transaction or contemporaneous related transactions with an AFFILIATE or SUBLICENSEE, in which COMPANY receives Non-Royalty Income from said AFFILIATE or SUBLICENSEE and in which said AFFILIATE or SUBLICENSEE obtains equity from COMPANY, and if such equity transaction causes the cumulative total of POST-IPO FINANCING to exceed the upper limits in either subparagraph (a) or (b) above, any and all Non-Royalty Income resulting from such transaction(s) that are received by COMPANY within six (6) months of the execution date of such transactions shall be deemed to be covered by the percentage rate of either subparagraph (a) or (b) that would be applicable had the upper limit not been exceeded. This paragraph 5.4(d) shall not affect Non-Royalty Income received from the same AFFILIATE or SUBLICENSEE after said one year period, nor shall it affect Non-Royalty Income received from other AFFILATES or SUBLICENSEES.
     5.5 In the event that the royalty paid to GENERAL is a significant factor in the return realized by COMPANY so as to diminish COMPANY’s capability to respond to competitive pressures in the market, GENERAL agrees to consider a reasonable reduction in the royalty paid to GENERAL as to each such PRODUCT for the period during which such market condition exists. Factors determining the size of the reduction will include profit margin on PRODUCT and on analogous products, prices of competitive products, total prior sales by COMPANY, and COMPANY’s expenditures in PRODUCT development.
     5.6 The payments due under this Agreement shall, if overdue, bear interest until payment at a per annum rate equal to one percent (1%) above the prime rate in effect at the Bank of Boston on the due date, not to exceed the maximum permitted by law. The payment of such interest shall not preclude GENERAL from exercising any other rights it may have as a consequence of the lateness of any payment.
6. REPORTS AND PAYMENTS
     6.1 COMPANY shall keep, and shall cause each of its AFFILIATES and SUBLICENSEES, if any, to keep full and accurate books of accounts containing all particulars that may be necessary for the purpose of calculating all royalties payable to GENERAL. Such books of account shall be kept at their principal place of business and, with all necessary supporting data shall, during all reasonable times for the three (3) years next following the end of the calendar year to which each shall pertain be open for inspection at reasonable times by GENERAL or its designee at GENERAL’s expense for the purpose of verifying royalty statements or compliance with this Agreement.
     6.2 In each year the amount of royalty due shall be calculated semiannually as of the end of each ACCOUNTING PERIOD and shall be paid semiannually within the sixty (60) days next following such date, every such payment to be supported by the accounting prescribed in paragraph 6.3 and to be made in United States currency. Whenever conversion from any foreign currency shall be required, such conversion shall be at the rate of exchange thereafter published in the Wall Street Journal for the business day closest to the end of the applicable ACCOUNTING PERIOD.
     6.3 With each semi-annual payment, COMPANY shall deliver to GENERAL a full and accurate accounting to include at least the following information:
(a) Quantity of each PRODUCT sold or leased (by country) by COMPANY and its AFFILIATES or SUBLICENSEES;

(b) Total billings for each PRODUCT (by country);

(c) Quantities of each PRODUCT used by COMPANY and its AFFLIATES, or SUBLICENSEES;

(d) Names and addresses of all SUBLICENSEES of COMPANY; and

(e) Total royalties payable to GENERAL.
7. INFRINGEMENT
     7.1 GENERAL will protect its PATENT RIGHTS from infringement and prosecute infringers when, in its sole judgment, such action may be reasonably necessary, proper and justified.
     7.2 If COMPANY shall have supplied GENERAL with written evidence demonstrating to GENERAL’S reasonable satisfaction prima facie infringement of a claim of a PATENT RIGHT by a third party, COMPANY may be notice request GENERAL to take steps to protect the PATENT RIGHT. GENERAL shall notify COMPANY within three (3) months of the receipt of such notice whether GENERAL intends to prosecute the alleged infringement. If GENERAL notifies COMOPANY that it intends to so prosecute, GENERAL shall, within three (3) months of its notice to COMPANY either (i) cause infringement to terminate or (ii) initiate legal proceedings against the infringer. In the event GENERAL notifies COMPANY that GENERAL does not intend to prosecute said infringement COMPANY may, upon notice to GENERAL, initiate legal proceedings against the infringer at COMPANY’s expense and in GENERAL’s name if so required by law. No settlement, consent judgment or other voluntary final disposition of the suit which invalidates or restricts the claims of such PATENT RIGHTS may be entered into without the consent of GENERAL, which consent shall not be unreasonable withheld. COMPANY shall indemnify GENERAL against any order for payment that may be made against GENERAL in such proceedings.
     7.3 In the event one party shall initiate or carry on legal proceedings to enforce any PATENT RIGHT against any alleged infringer, the other party shall fully cooperate with and supply all assistance reasonably requested by the party initiating or carrying on such proceedings. The party which institutes any suit to protect or enforce a PATENT RIGHT shall have sole control of that suit and shall bear the reasonable expenses (excluding legal fees) incurred by said other party in providing such assistance and cooperation as is requested pursuant to this paragraph. The party initiating or carrying on such legal proceedings shall keep the other party informed of the progress of such proceedings and said other party shall be entitled to counsel in such proceedings but at its own expense. Any award paid by third parties as the result of such proceedings (whether by way of settlement or otherwise) shall first be applied to reimbursement of the unreimbursed legal fees and expenses incurred by either party and then the remainder shall be divided between the parties as follows:
(a)	(i) If the amount is based on lost profits, COMPANY shall receive an amount equal to the damages the court determines COMPANY has suffered as a result of the infringement less the amount of any royalties that would have been due GENERAL on sales of PRODUCT lost by COMPANY as a result of the infringement had COMPANY made such sales;
and
(ii)	GENERAL shall receive an amount equal to the royalties it would have received if such sales had been made by COMPANY; or
    (b) As to awards other than those based on lost profits, sixty (60) percent to the party initiating such proceedings and forty (40) percent to the other party.
     7.4 For the purpose of the proceedings referred to in this Article 7, the GENERAL and COMPANY shall permit the use of their names and shall execute such documents and carry out such other acts as may be necessary. The party initiating or carrying on such legal proceedings shall keep the other party informed of the progress of such proceedings and said other party shall be entitled to counsel in such proceedings but at its own expense, said expenses to be off-set against any damages received by the party bringing suit in accordance with the foregoing paragraph 7.3.
8. INDEMNIFICATION
     8.1 (a) COMPANY shall indemnify, defend and hold harmless GENERAL and its trustees, officers, medical and professional staff, employees, and agents and their respective successors, heirs and assigns (the “Indemnitees”), against any liability, damage, loss or expense (including reasonable attorney’s fees and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of any theory of product liability (including, but not limited to, actions in the form of tort, warranty, or strict liability) concerning any product, process or service made, used or sold pursuant to any right or license granted under this Agreement.
     (b) COMPANY’s indemnification under (a) above shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable tot the negligent activities, reckless misconduct or intentional misconduct of the Indemnitees.
     (c) COMPANY agrees, at its own expense to provide attorneys reasonably acceptable to the GENERAL to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.
     (d) This paragraph 8.1 shall survive expiration or termination of this Agreement.
     8.2 (a) Beginning at such time as any such product, process or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by COMPANY or by a licensee, affiliate or agent of COMPANY, COMPANY shall, at its sole cost and expense, procure and maintain commercial general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate and naming the Indemnitees as additional insureds. Such commercial general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for COMPANY’s indemnification under paragraph 8.1 of this Agreement. If COMPANY elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to the GENERAL and the Risk Management Foundation. The minimum amounts of insurance coverage required under this paragraph 8.2 shall not be construed to create a limit of COMPANY’s liability with respect to its indemnification under paragraph 8.1 of this Agreement.
     (b) COMPANY shall provide GENERAL with written evidence of such insurance upon request of GENERAL. COMPANY shall provide GENERAL with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if COMPANY does not obtain replacement insurance providing comparable coverage prior to the expiration of such fifteen (15) day period, GENERAL shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.
     (c) COMPANY shall maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during (i) the period that any such product, process, or service is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by COMPANY or by a licensee, affiliate or agent of COMPANY and (ii) a reasonable period after the period referred to in (c) (i) above which in no event shall be less than fifteen (15) years.

     (d) This paragraph 8.2 shall survive expiration or termination of this Agreement.
     8.3 OTHER THAN WARRANTIES SET FORTH HEREIN, GENERAL MAKES NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY PATENT, TRADEMARK, SOFTWARE, TRADE SECRET, TANGIBLE RESEARCH PROPERTY, INFORMATION OR DATA LICENSED OR OTHERWISE PROVIDED TO COMPANY HEREUNDER AND HEREBY DISCLAIMS THE SAME.
9. TERMINATION
     9.1 Unless otherwise terminated as provided for in this Agreement, the license to PATENT RIGHT granted hereunder will continue on a country by country basis:
     (i) for one (1) year after the date COMPANY, its AFFILIATES, or SUBLICENSEES shall last sell any PRODUCT in such country, it being understood that GENERAL shall have the right to terminate such license upon written notice in any country in the event that after the FIRST COMMERCIAL SALE of PRODUCT in such country there is a continuous one (1) year period in which no PRODUCT is sold in such country, provided such sale is not prevented by force majeure, government regulation or intervention, or institution of a law suit by any third party, or
     (ii) until the last to expire of any PATENT RIGHT, the claims of which but for this Agreement would be infringed by the manufacture, use or sale of any PRODUCT in the applicable country, whichever shall first occur.
     9.2 If either party shall fail to faithfully perform any of its obligations under this Agreement except the due diligence milestones specified in Article 3 herein, the nondefaulting party may give written notice of the default to the defaulting party. Unless such default is corrected within thirty (30) days after such notice, the notifying party may terminate this Agreement and the license hereunder upon thirty (30) days prior written notice, provided that only one such thirty (30) day grace period shall be available in any twelve (12) month period with respect to a default of any particular provision hereunder. Thereafter notice of default of said provision shall constitute termination.
     9.3 In the event that any license granted to COMPANY under this Agreement is terminated, any sublicense under such license granted prior to termination of said license shall remain in full force and effect, provided that:

     (i) the SUBLICENSEE is not then in breach of its sublicense agreement;
     (ii) the SUBLICENSEE agrees to be bound to GENERAL as the licensor under the terms and conditions of this sublicense agreement, as modified by the provisions of this paragraph 10.9;
     (iii) the SUBLICENSEE, at GENERAL’s written request, assumes in a signed writing the same obligations to GENERAL as those assumed by COMPANY under Articles 8 and 10 hereof,
     (iv) GENERAL shall have the right to receive the greater of (a) any payments payable to COMPANY under such sublicense agreement to the extent they are reasonably and equitably attributable to such SUBLICENSEE’s right under such sublicense to use and exploit PATENT RIGHTS or (b) the lowest royalty which is within the “Competitive” range as hereinafter defined, at the time GENERAL’s license to COMPANY is terminated. A royalty rate shall be regarded as “Competitive” if it is within the range of royalty rates that GENERAL would charge in an arms length transaction with a licensee which was not and had not been a sponsor of research at GENERAL, taking into account the value of the licensed technology at the time GENERAL’s license to COMPANY is terminated;
     (v) the SUBLICENSEE agrees to be bound by the due diligence obligations of COMPANY pursuant to paragraph 3.1 hereof (whether set by the parties or by arbitration) in the field and territory of the sublicense;
     (vi) GENERAL has the right to terminate such sublicense upon fifteen (15) days prior written notice to COMPANY and such SUBLICENSEE in the event of any material breach of the obligation to make the payments described in clause (iv) of this paragraph 9.3, unless such breach is cured prior to the expiration of such fifteen (15) day period, and shall further have the right to terminate such sublicense in the event of SUBLICENSEE’s failure to meet its due diligence obligations pursuant to clause (v) hereof,
     (vii) GENERAL shall not assume, and shall not be responsible to such SUBLICENSEE for, any representations, warranties or obligations of COMPANY to such SUBLICENSEE, other than to permit such SUBLICENSEE to exercise any rights to PATENT RIGHTS that are granted under such sublicense agreement consistent with the terms of this AGREEMENT.
     9.4 Upon termination of any license granted hereunder COMPANY shall pay GENERAL all royalties due or accrued on (i) the sale of PRODUCT up to and including the date of termination and (ii) for twelve (12) months following the date of termination, the sale of PRODUCT manufactured prior to the termination date.
10. MISCELLANEOUS

     10.1 This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof.
     10.2 In order to facilitate implementation of this Agreement, GENERAL and COMPANY are designating the following individuals to act on their behalf with respect to this Agreement for the matter indicated below:
     (a) with respect to all royalty payments, any correspondence pertaining to any PATENT RIGHT, or any notice of the use of GENERAL’s name, for GENERAL, the Director, Corporate Sponsored Research and Licensing, and for COMPANY President; provided that correspondence relating to the billing of patent costs shall be copied to, for GENERAL, the Business Manager, Corporate Sponsored Research and Licensing; and for COMPANY, President.
     (b) any amendment of or waiver under this Agreement, any written notice including progress reports or other communication pertaining to the Agreement: for GENERAL, the Director, Corporate Sponsored Research and Licensing; and for COMPANY, President.
     (c) the above designations may be superseded from time to time by alternative designations made by: for GENERAL, the President or the Senior Vice President for Research —and Technology Affairs; and for COMPANY, President.
     10.3 This Agreement maybe amended and any of its terms or conditions may be waived only by a written instrument executed by the parties or, in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either party of any condition shall be deemed as a further or continuing waiver of such condition or term or of any other condition or term.
     10.4 This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.
     10.5 Any delays in or failures of performance by either party under this Agreement shall not be considered a breach of this Agreement if and to the extent caused by occurrences beyond the reasonable control of the party affected, including but not limited to: Acts of God; acts, regulations or laws of any government; strikes or their concerted acts of worker; fires; floods; explosions; riots; wars; rebellion; and sabotage. Any time for performance hereunder shall be extended by the actual time of delay caused by such occurrence.
     10.6 Neither party shall use the name of the other party or of any staff member, officer, employee or student of the other party or any adaptation thereof in any advertising, promotional or sales literature, publicity or in any document employed to obtain funds or financing without the prior written approval of the party or individual whose name is to be used. For GENERAL, such approval shall be obtained from the Director of Public Affairs.
     10.7 This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Massachusetts.
     10.8 This Agreement shall not be assignable by GENERAL without COMPANY’s written consent except for the right to receive royalties or other payments payable herein. COMPANY may at its own discretion and without approval by GENERAL transfer its interest or any part thereof under this Agreement to a wholly-owned subsidiary or any assignee or purchaser of the portion of its business associated with the manufacture and sale of PRODUCT. In the event of any such transfer, the transferee shall assume and be bound by the provisions of this Agreement. Otherwise this Agreement shall be assignable by COMPANY only with the consent in writing of GENERAL.
     10.9 For any and all claims, disputes, or controversies arising under, out of, or in connection with this Agreement, except issues relating to the validity, construction or effect of any PATENT RIGHT, which the parties shall be unable to resolve within sixty (60) days, the party raising such dispute shall promptly advise the other party of such claim, dispute, or controversy in a writing which describes in reasonable detail the nature of such dispute. By no later than five (5) business days after the recipient has received such notice of dispute, each party shall have selected for itself a representative who shall have the authority to bind such party and shall additionally have advised the other party in writing of the name and title of such representative. By not later than ten (10) business days after the date of such notice of dispute, such representatives shall agree upon a third party which is in the business of providing Alternative Dispute Resolution (ADR) services (hereinafter, “ADR Provider”) and shall schedule a date with such ADR Provider to engage in ADR. Thereafter, the representatives of the parties shall engage in good faith in an ADR process under the auspices of the selected ADR Provider. If within the aforesaid thirty (30) business days after the date of the notice of dispute the representatives of the parties have not been able to agree upon an ADR Provider and schedule a date to engage in ADR, or if they have not been able to resolve the dispute within thirty (30) business days after the termination of ADR, the parties shall have the right to pursue any other remedies legally available to resolve such dispute in either the Courts of the Commonwealth of Massachusetts or in the United States District Court for the District of Massachusetts, to whose jurisdiction for such purposes GENERAL and COMPANY hereby irrevocably consents and submits. Notwithstanding the foregoing, nothing in this Paragraph 10.9 shall be construed to waive any rights or timely performance of any obligations existing under this Agreement.
     10.10 If any provision(s) of this Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under then current applicable law from time to time in effect during the term hereof, it is the intention of the parties that the remainder of this agreement shall not be effected thereby. It is further the intention of the parties that in lieu of each such provision which is invalid, illegal or unenforceable, there be substituted or added as part of this Agreement a provision which shall be as similar as possible in economic and business objectives as intended by the parties to such invalid, illegal or enforceable provision, but shall be valid, legal and enforceable.
     THE PARTIES have duly executed this Agreement as of the date first shown above written.

WARATAH PHARMACEUTICALS		THE GENERAL HOSPITAL CORPORATION

By:	/s/Luc Mainville	By:	/s/ David Glass

Name:	Luc Mainville	Name:	David Glass

Title:	VP & CFO	Title:	Associate Director, Office of Corp. Sponsored
Research and Licensing
Date:	May 14, 2001	Date:	May 10, 2001

Waratah Draft 2A Final

APPENDIX E
Amendment to the May 11, 2001 Restated and Amended License between TT and
Massachusetts General Hospital
This letter will set out our agreement to amend the terms of the license agreement (the “License Agreement”) dated as of May 11, 2001 made between the General Hospital
Corporation and Waratah Pharmaceuticals Inc. (of which Transition Therapeutics Inc is the successor to Waratah).
The terms of the License Agreement are hereby amended as follows:
1. To insert at the end of Section 2.1 (c):
“In the case of an exclusive sublicense, COMPANY shall provide to GENERAL a full copy of any such sublicense within 30 days of its execution.”
2. To insert a new Section 3.4 as follows:
“COMPANY has represented to GENERAL that COMPANY intends to enter into an agreement with a pharmaceutical company relating to the development of PRODUCTS, the terms of which may include the achievement of certain objectives (the “Revised Objectives”) in the development of PRODUCTS that differ from the objectives set out in Section 3.1. COMPANY has further represented to GENERAL that COMPANY has negotiated with said third party pharmaceutical company a mechanism for setting such Revised Objectives as well as a mechanism for monitoring the development of the technology and for appropriate action if the technology is not being developed, the relevant language relating to the latter is appended hereto as Exhibit A. In the event that COMPANY enters into an agreement with a pharmaceutical company that contains the Revised Objectives and the language of Exhibit A then GENERAL will participate in the Joint Steering Committee meeting during the setting of the Revised Objectives. The Joint Steering Committee will take into consideration comments by GENERAL representatives in good faith. Sections 3.1 and 3.2 shall be deemed amended, without further act by either of the parties, as follows:
(a) Section 3.1, subsections (a) through (f), and the final paragraph of Section 3.1 shall be deleted in their entirety and replaced with the Revised Objectives.
(b) Section 3.2 shall refer, as necessary, to the corresponding Revised Objects of Section 3.1.
COMPANY and GENERAL agree that, in connection with the amendments to the License Agreement set out in this letter, COMPANY shall be deemed to have obtained (pursuant to the extant Section 3.2 (a) of the License Agreement) the first automatic 12 month extension of the time period of the extant Section 3.1 (b) of the License Agreement and shall pay to GENERAL the sum of US $50,000.
This Amendment and the extension of the time period in the extant Section 3.1 (b) of the License Agreement will become effective upon the payment to GENERAL of

US$50,000. The parties agree that said extension fee of $50,000 shall be in addition to any payments due to GENERAL as a result of any sublicensing transaction.
In the event that COMPANY fails to conclude an agreement with a pharmaceutical company that contains the language of Exhibit A or in the event that the agreement with the pharmaceutical company is terminated with respect to the PATENT RIGHT, then COMPANY shall, within 6 months from the date of termination of the agreement or within 1 year from the date of this Amendment in the event that an agreement with the pharmaceutical company is not executed, meet with representatives of GENERAL to define a new set of due diligence objectives.
Except as provided in this letter, all other provisions of the License Agreement shall remain in full force and effect and unamended.
The Parties hereto have duly executed this Agreement as of the date of last signature below.

The General Hospital Corporation		Transition Therapeutics Inc.

By:	/s/ F. Toneguzzo	By:	/s/ Tony Cruz

Name:	F. Toneguzzo	Name:	Dr. Tony Cruz

Title:	Director, CSRC	Title:	Chairman, CEO

Date:	November 26, 2003	Date:	December 1, 2003

Exhibit A to APPENDIX E
(Language monitoring the development of the technology and for appropriate action if the technology is not being developed)
(Deleted text: Revised diligence Clause from terminated Novo Nordisk License Agreement).

APPENDIX E
Amendment to the May 11, 2001 Restated and Amended License between TT and
Massachusetts General Hospital
This letter will set out our agreement to further amend the terms of the license agreement (the “License Agreement”) dated as of May 11, 2001 and as previously amended on December 1, 2003, between the General Hospital Corporation and Waratah Pharmaceuticals Inc. (of which Transition Therapeutics Inc. is the successor to Waratah).
The terms of the License Agreement, as amended are hereby further amended as follows:
Exhibit A to Appendix E shall be replaced in its entirety by the following:
Exhibit A to APPENDIX E
(Language monitoring the development of the technology and for appropriate action if the technology is not being developed)
(Deleted text: Revised diligence clause from terminated Novo Nordisk License Agreement)

Except as provided in this letter, all other provisions of the License Agreement, as amended shall remain in full force and effect.
The parties hereto have duly executed this Amendment as of the date of the last signature below.

The General Hospital Corporation		Transition Therapeutics Inc.

By:	/s/ F. Toneguzzo	By:	/s/ Carl Damiani

Name:	F. Toneguzzo	Name:	Carl Damiani

Title:	Director, CSRC	Title:	Director of Business Development

Date:	July 22, 2004	Date:	July 22, 2004

Third Amendment to the Restated and Amended License Agreement between
Waratah Pharmaceuticals Inc. and The General Hospital Corporation
This letter will set out our agreement to amend, effective July 18, 2006, the terms of the Restated and Amended License Agreement dated May 11, 2001 and as amended on December 1, 2003 and July 22, 2004, between The General Hospital Corporation and Waratah Pharmaceuticals Inc., including its Affiliate Transition Therapeutics Inc. (the “License Agreement”).
The terms of the License Agreement are hereby amended as follows:
1.	Section 1 is amended by adding the following Section 1.12:
“1.12 The term “Revised Objectives” shall mean the E1-INT Milestones which is attached hereto and is incorporated in the License Agreement by reference as Exhibit B.”
2.	Exhibit A of the License Agreement is replaced in its entirety with Exhibit A’ which is attached hereto and is incorporated in the License Agreement by reference.

3.	Section 3.1 is replaced with the following new Section 3.1:
“COMPANY shall itself, or through its AFFILIATES or SUBLICENSEES, use its best efforts to develop and make commercially available PRODUCTS for commercial sales and distribution throughout the world in the LICENSE FIELD. Best efforts shall mean achieving the Revised Objectives within the timelines set out in Exhibit B.”
4.	In Section 3.4, ‘COMPANY has represented...representatives in good faith.” Is replaced with the following:
“Effective July 18, 2006, COMPANY entered into an agreement with a pharmaceutical company relating to the development of an E1-INT Product (a combination of an epidermal growth factor ligand and a gastrin/CCK ligand), the terms of which include the language set out in Exhibit A’. Representatives of the GENERAL will have an opportunity to participate in discussions in Joint Steering Committee meetings of the COMPANY and the pharmaceutical company concerning the setting of the Revised Objectives and the Joint Steering Committee will take into consideration comments by GENERAL representatives in good faith.”
Except as provided in this letter, all other provisions of the License Agreement, as amended shall remain in full force and effect.
This Third Amendment shall form an integral part of the License Agreement.
All capitalized terms used but not otherwise defined herein shall have their meanings in the

License Agreement.
In witness whereof, the undersigned agree to be bound by the terms of the License Agreement as amended on December 1, 2003 and July 22, 2004, and as further amended herein in accordance with this Third Amendment.

The General Hospital Corporation		Waratah Pharmaceuticals Inc.

By:	/s/ F. Toneguzzo	By:	/s/ Elie Farah

Name:	F. Toneguzzo	Name:	Elie Farah

Title:	Director, CSRC	Title:	CFO

Date:	June 4, 2007	Date:	May 30, 2007

Transition Therapeutics Inc.

By:	/s/ E. Farah

Name:	Elie Farah

Title:	CFO, VP Corporate Development

Date:	May 30, 2007

Exhibit A’
(Deleted text: Revised diligence clause from terminated Novo Nordisk License Agreement)

Exhibit B
(Deleted text: Maximal timelines from terminated Novo Nordisk License Agreement)